KALLO INC.
675 Cochrane Drive
Suite 630
Markham, Ontario L3R 0B8
Tel:  (416) 246-9997

October 16, 2014

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Kallo Inc.
Form S-1 Registration Statement
Registration No. 333-198336

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Kallo Inc., (the "Company") hereby withdraws its Form S-1 Registration Statement filed with the United States Securities and Exchange Commission (the "SEC") on August 25, 2014, and all amendments thereto.

The Form S-1 Registration Statement is being withdrawn because the Company has been advised by the SEC that the First Amendment to the Investment Agreement with Kodiak Capital Group, LLC contains provisions which may result in Kodiak not being irrevocably bound to purchase the shares being sold under the agreement.

The Company confirms that no securities have been offered, sold or issued by it in connection with its Form S-1 Registration Statement.

Yours truly,

Kallo Inc.

BY:	JOHN CECIL
John Cecil, Chairman & CEO

JC: jl

cc: Conrad C. Lysiak